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                                EXHIBIT NO. 6.9

                      EMPLOYMENT AGREEMENT WITH AZIZ HIRJI
                               DATED JUNE 1, 1998

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                              EMPLOYMENT AGREEMENT

          This Agreement, made as of the 1st day of June, 1998 by and between TIMBER RESOURCES INTERNATIONAL, INC. (the "Company"), a Delaware Corporation having a place of business at 570 Lexington Avenue, 45th Floor. New York, New York 10022 and AZIZ HIRJI (the "Executive"), C/O 570 Lexington Avenue, 45th Floor, New York, NY 10022.

                                   WITNESSETH:

          Whereas, the Company is willing to employ the Executive upon the terms and conditions set out below; and

          Whereas, the Executive has had an opportunity to consider and evaluate the terms of employment offered to him;

          Now, therefore, in consideration of their mutual promises as hereinafter set forth, the parties hereto agree as follows:


          1. DESIGNATION AND DUTIES

          The Executive shall be employed as Chief Executive Officer and President of the Company. The Executive will also be elected as a Director of the Company and Chairman of the Board of Directors in accordance with the bylaws of the Company. He shall perform all duties and undertake all responsibilities as would be customary and appropriate for the Chief Executive Officer and President of the Company, and additionally, shall perform all duties and tasks as are entrusted to him by the Company's Board of Directors. Without limiting the generality of the foregoing, the Executive shall be responsible to develop a business plan of strategic development for the Company, define intermediate goals and objectives, supervise production, marketing, sales, purchasing, accounting and finance functions, develop a budget for the Company on a year to year and calendar quarter to calendar quarter basis, monitor expenses and variances from budgetary allocations, develop and implement personnel policies, recruit appropriate personnel to achieve the Company's goals, delegate tasks and responsibilities as required to other executives and advise the Board of Directors on a periodic basis on the financial condition and business prospects of the Company.


          2. TERM OF EMPLOYMENT

          The Executive shall be employed for a term commencing on June 1, 1998 and ending on May 31, 2003. This agreement may be renewed for a further five-year


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          term on such terms and conditions as shall be mutually agreed upon by the parties. At least ninety (90) days prior to the end of the term as set out herein, the Company shall make a written offer to renew the Executive's employment.


          3. NO RESTRICTIONS ON EMPLOYMENT WITH COMPANY

          The Executive represents and warrants that he is not a party to any agreement and otherwise is not subject to any restriction, whether voluntary or involuntary, which would in any manner prohibit or limit him from entering into this agreement and performing his duties as set out herewith. In the event the Executive has, in any position held by him prior to the execution of this agreement, executed any confidentiality agreement or other similar agreement restricting his subsequent employment, the Executive represents that copies of all of such confidentiality or similar agreements have been furnished to the Company prior to the execution of this agreement.


          4. COMPANY'S OWNERSHIP OF WORK PRODUCT

          The Executive acknowledges that all work product initiated, developed and created by him while in the employment of the Company shall be the sole and exclusive property of the Company irrespective of whether or not any special, unique or proprietary knowledge or technique of the Executive was utilized to develop or create such work product. The Executive shall, in accordance with standard Company policy or otherwise in any manner at the Company's request, execute all other necessary documents and instruments of assignment to establish and protect the Company's ownership of work product developed or created by the Executive during the course of his employment.


          5. CONFIDENTIALITY

          Unless available in the public domain other than by reason of a breach of the provisions of this paragraph or other misconduct on the part of the Executive, all data and data bases, information, research, business strategy, business contacts, and any written or printed material as well as material recorded and accessed by electronic media produced or generated by the Executive or any other employee or professional consultant engaged by the Company shall be the property of the Company, and shall be kept secret and confidential by the Executive during the term of his employment and for a period of five years thereafter. The Executive agrees that a breach of this provision can cause irreparable injury to the Company, and further agrees that the Company shall be entitled to seek injunctive relief from an appropriate court of law.


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          6. COMPENSATION

          The executive shall be paid compensation during the term of his employment as follows:

          (a) BASE COMPENSATIONS: During the first year of employment the Executive shall be paid a base salary of $150,000 (One Hundred Fifty Thousand Dollars) per annum payable at the rate of $12,500 (Twelve Thousand Five Hundred Dollars) per month. During the second year of employment, the Executive shall be paid a base salary of $180,000 (One Hundred Eighty Thousand Dollars) per annum payable at the rate of $15,000 (Fifteen Thousand Dollars) per month. During the third and fourth year of employment, the Executive shall be paid a base salary of $240,000 (Two Hundred Forty Thousand Dollars) per annum payable at the rate of $20,000 (Twenty Thousand Dollars) per month. During the fifth year, the Executive shall be paid a base salary of $300,000 (Three Hundred Thousand Dollars) per annum payable at the rate of $25,000 (Twenty Five Thousand Dollars) per month.

          (b) BONUS COMPENSATION: The Executive's Bonus Awards are granted based on the Company's performance against financial targets including return on equity, earnings per share and predetermined targets of qualitative non-financial performance factors, such as quality, safety and environment and people development. The Company's Board of Directors shall determine financial targets for each fiscal year prior to the commencement of the year. If the threshold level of performance is not attained, no bonus compensation is earned.

          For the fiscal year ending June 30, 1999, the Executive shall be paid bonus compensation of $50,000 (Fifty Thousand Dollars) provided the Company achieved 100% of the goal. Furthermore, for each 10% increase over financial targets, the Executive's bonus compensation shall be increased by $15,000 (Fifteen Thousand Dollars), subject to a maximum bonus compensation of $80,000 (Eighty Thousand Dollars) for the first year and $120,000 (One Hundred Twenty Thousand Dollars) for the second, third, fourth and fifth year of the contract.


          7. WARRANTS

          During the first year of employment, the Executive shall be granted ten year warrants for common stock priced at $.05 at the rate of 1,000,000 warrants a year issued on the last day of the fiscal year, beginning June 30, 1999. During the second, third, and fourth year of the contract, the Executive shall be granted ten year warrants for common stock priced at $.05 at the rate of 1,500,000 warrants a year issued on the last day of each fiscal year. During the fifth year of the contract, the Executive shall be granted ten year warrants for common stock priced at $.05 at the rate of 2,000,000 warrants a year issued on the last day of the


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          fiscal year. The number of warrants should be adjusted to any split or reverse split of the Company's stock.


          8. BENEFITS

          (a) The Executive and his family shall receive medical insurance coverage in accordance with the medical benefits plan adopted by the Company.

          (b) The Company agrees to provide the Executive with term life insurance coverage in an amount of $2,000,000 (Two Million Dollars).

          (c) The Company agrees to provide Directors and Officers liability insurance in such amount as may be deemed appropriate by its Board of Directors. Such liability insurance shall be obtained not later than six months after the date of execution of this agreement. Irrespective of whether or not such insurance coverage is in force and effect, the Company agrees to indemnify the Executive and hold him free and harmless from all claims, injury, damages and costs (subject to the Company's right to select counsel of its choice) arising from any action against the Company or any act or activity undertaken by the Executive in the conduct of the Company's business or the performance of his duties hereunder provided however that such indemnification shall not extend to actions or activities by the Executive involving a violation of law, breach of contract or moral turpitude. Notwithstanding anything stated above, the Executive shall not be denied indemnification if he has taken any action or engaged in any activity in accordance with directives of the Board of Directors or the Chairman of the Company, or, in good faith, attempted to implement policies or guidelines established by them.


          9. VACATIONS/ILLNESS/EXPENSE/REIMBURSEMENTS

          (a) The Executive shall be entitled to vacations from work for an aggregate of four (4) calendar weeks per annum. Vacations shall be taken by the Executive in such manner as to avoid or minimize any disruption in the Company's business, and the timing of vacations taken by the Executive shall be approved by the Board of Directors. Based upon consent by the Company, vacation time may be accumulated for a maximum of eight (8) weeks.

          (b) The Executive shall be entitled to avail of four (4) weeks of absence with full salary on account of documented injury or illness during each year of his employment. Leave of absence for medical reasons may not be cumulated from year to year. The Company may in its discretion grant the Executive additional leave of absence on account of illness with full or part salary based upon prior extraordinary performance by the Executive.


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          (c) The Company shall reimburse the Executive for all reasonable out of pocket expenses incurred by him in the conduct of the Company's business. The Company may from time to time establish guidelines or other rules with regard to reimbursements of expenses. Reimbursements shall be made within thirty (30) business days after receiving an expense statement from the Executive supported by appropriate invoices or other documentation acceptable to the Company's auditors, and shall be paid notwithstanding an intervening termination of employment.


          10. TERMINATION

          The employment agreement may be terminated by the Company prior to the expiration of the term provided herein in accordance with the following:

          (a) DEATH OF THE EXECUTIVE: In the event of the death of the Executive, this agreement shall terminated in all respects, provided however that (i) the estate of the Executive shall be entitled, without any diminution of set-off of any kind, to all base and bonus compensation, as well as warrants earned by the Executive under the terms of this agreement, and (ii) the Company shall be entitled to assert any claim arising from a breach of the terms of this agreement against the estate of the Executive provided such claim has been asserted prior to the death of the Executive.

          (b) DISABILITY: The Executive shall become physically or mentally disabled and be unable to perform his duties and responsibilities for a continuous period of eight weeks or during intermittent periods which in the aggregate shall exceed eight weeks in any twelve month period. The Company may, in its discretion and based upon the performance and/or exceptional contributions made by the Executive to the Company, relax the restrictions set out in this subparagraph. The Company shall provide thirty days notice for termination of employment pursuant to the provisions of this subparagraph.

          (c) UNLAWFUL ACTIVITIES: Activities engaged in by the Executive which shall be exclusively or partially responsible for the Company having violated or being placed in a situation when, in the opinion of its counsel, it may be in violation of any state or federal law including, without limitation, securities laws, tax laws, RICO statutes, and anti-discrimination and sexual harassment laws. Termination of employment pursuant to the terms of this subparagraph shall be at the discretion of the Board of Directors based on the gravity of the violation involved, and the notice period shall also be at the discretion of the Board.

          (d) FRAUD/DIVERSION OF BUSINESS, ETC: It shall be established to the satisfaction of the Company that the Executive has engaged in one or more acts or omissions involving fraud, dishonesty, violations of law, or breach of confidentiality


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              undertakings which have resulted in material injury to the
              Company. Prior to taking any action pursuant to the provisions of this subparagraph, the Company shall provide the Executive with a reasonably detailed statement of the charges made against him. The Executive shall have two weeks to provide a written response to such charges. The Company may suspend the Executive and deny him access to his office or certain files or departments within the office until such time as the Company makes a final decision on the matter. After the Executive's written response to the Company's charges is received by the Company, it shall be forwarded to the Board of Directors of the Company. The Board shall take a decision regarding the Executive's employment pursuant to discussion of the matter at a meeting of the Board which shall be chaired by a Director other than the Executive. The decision of the Board of Directors shall be communicated to the Executive in writing. The Company's decision need not contain any rebuttal of the Executive's response or provide any other reason for the termination of employment. Termination of employment pursuant to the terms of this subparagraph may be made with immediate effect at the discretion of the Company.

          (e) TERMINATION FOR CONVENIENCE: The Company shall be entitled to terminate this Employment Agreement without assigning any reason and entirely in its discretion by providing ninety (90) days written notice thereof to the Executive.

                    (i) In the event the employment is terminated during the
                        first two years of this Employment Agreement, a severance payment of $50,000 (Fifty Thousand Dollars) shall be paid within thirty (30) business days of the date of termination.

                    (ii) In the event the employment is terminated during the
                         third, fourth, and fifth year of this Employment Agreement, the amount of the severance payment shall be $75,000 (Seventy Five Thousand Dollars), payable within thirty (30) business days of the date of termination.

          11. RESIGNATION

          In the event the Executive chooses to resign from the Company's employment, he shall provide the Company with at least ninety (90) days written notice failing which the Company shall be entitled to claim damages from the Executive.

          12. NOTICES

          All notices shall be deemed to have been properly provided if they shall be sent by registered mail, return receipt requested, to the last known address of either party as set out in the records of the Company.


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          14. HEADINGS

          All headings in this agreement are set out for convenience and shall not in any manner impact upon the interpretation of this agreement.


          15. AMENDMENTS

          This agreement sets out the entire agreement between the parties, which relate to the Executive's employment and other matters set out in this agreement. Both parties acknowledge that all other prior or contemporaneous agreements and understandings, whether written or oral, are void and of no effect. A waiver on one or more occasions of any of the provisions contained herein shall not be construed as an amendment to this agreement. This agreement may be amended only by a document signed by the party against whom the provisions of such amendment are sought to be enforced.


          16. GOVERNING LAW AND JURISDICTION

          This agreement shall be interpreted and enforced in accordance with the internal laws of the State of New York without reference to rules regarding conflict of laws. All disputes arising under this agreement shall be referred to arbitration under the procedures and auspices of the American Arbitration Association. The venue for such arbitration shall be in New York City.

          [REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BALNK]


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          In witness whereof, the Company and the Executive have executed this agreement on the date first above written.

                                 THE COMPANY


                                 By: /s/ Anna Petinova
                                    -----------------------------
                                    Anna Petinova/ Director



                                 THE EXECUTIVE

                                 /s/ Aziz Hirji
                                 --------------------------------
                                 Aziz Hirji


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